Exhibit 12

UNIVERSAL CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Fiscal Year Ended March 31,
	2015	2014	2013	2012	2011
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$151,330	$226,793	$201,650	$158,783	$234,265
Fixed charges (net of interest capitalized)	20,993	23,974	25,646	26,882	27,845
Distribution of earnings from unconsolidated affiliates	5,228	6,508	123	16,724	—
Total Earnings	$177,551	$257,275	$227,419	$202,389	$262,110

Fixed Charges and Preference Dividends
Interest expense	$17,120	$20,307	$22,013	$22,835	$23,058
Interest capitalized	—	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	1,600	1,302	1,343	1,334	1,260
Interest component of rent expense	2,273	2,365	2,290	2,713	3,527
Total Fixed Charges	20,993	23,974	25,646	26,882	27,845
Dividends on convertible perpetual preferred stock (pretax)	22,806	22,846	22,846	22,846	22,846
Total Fixed Charges and Preference Dividends	$43,799	$46,820	$48,492	$49,728	$50,691

Ratio of Earnings to Fixed Charges	8.46	10.73	8.87	7.53	9.41

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	4.05	5.49	4.69	4.07	5.17